UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2022

001-40614

(Commission File Number)

INTERCURE LTD.

(Exact name of Registrant as specified in its charter)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On August 14, 2023, a Special General Meeting of Shareholders of InterCure Ltd. (the “Company”) approved the proposal brought before the Company’s shareholders at the meeting, in accordance with the majority required for the proposal. The said proposal was described in the Company’s Notice of Special Meeting of Shareholders with respect to the Company’s Special General Meeting of Shareholders, dated July 10, 2023, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 24, 2023.

In addition, following approval by the Toronto Stock Exchange (the “TSX”) of the Company’s request to delist its ordinary shares, no par value (the “Ordinary Shares”) from trading on the TSX, the last day for trading of the Company’s Ordinary Shares on the TSX was August 14, 2023.

The Company’s Ordinary Shares will continue to be traded on the Nasdaq Capital Market (the “Nasdaq”) and the Tel Aviv Stock Exchange (the “TASE”), in each case, under the symbol “INCR.”

The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq. The delisting in Canada will not affect the Company’s continued listing on the Nasdaq and the TASE.

The Company’s Ordinary Shares will be dual listed on the Nasdaq and on TASE, in accordance with Section 35FF of the Israeli Securities Law, 5728-1968 (the “Securities Law”). The Company will continue its reporting obligations in Israel in accordance with the provisions of Chapter 5C of the Securities Law, except that the Company will follow the reporting regime of the Nasdaq, in lieu of the reporting regime of the TSX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023	By:	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer